Exhibit 4.1

Press releases

C8027 - BANCA INTESA/SAN PAOLO IMI

number	52

date	20/12/2006

Text

PRESS RELEASE
BANCA INTESA- SANPAOLO: ANTITRUST AUTHORITY GIVES CONDITIONAL GO-
AHEAD FOR MERGER

In retail banking, the parties undertake to sell 748 branches. In wealth management, the CAAM joint venture between Banca Intesa and Crédit Agricole to be closed down. Policies of another insurer to be sold in 1,133 branches of the new bank.

The Italian Competition Authority, at its meeting on 20 December 2006, authorized Banca Intesa’s takeover of SanPaolo IMI, setting conditions in the banking sector, with the sale of a total of 748 branches (partly due to the agreement with Crédit Agricole), in wealth management and in insurance, so as to counter the risks to competition from the new bank’s increased market share resulting from its much larger retail network and broader range of products.

The parties have undertaken as follows:

A) IN THE BANKING SECTOR:

1) Sale of 197 branches in over 20 Provinces

Branches will be sold in the more than 20 Provinces where the merger risks creating or reinforcing a dominant position. More specifically, 197 branches are to be sold to one or more third parties by way of a transparent non-discriminatory procedure and within a limited timeframe so as to ensure true competition in the marketplace.

2) Sale to Crédit Agricole of the Cariparma and Friuladria branch networks as well as another 193 branches

By 12 October 2007, Banca Intesa will also sell Crédit Agricole the Cariparma and Friuladria networks, for a total of 452 branches, as well as a further 193 branches. Most of these (551 out of 645) are located in areas where competition might have been threatened by the merger.

3) Reduction in Crédit Agricole’s shareholding and ‘sterilization’ of its management role in the new bank

The sale of branches to Crédit Agricole can be seen as a sale to a third party, given that under the conditions set for the authorization Crédit Agricole must significantly and rapidly reduce its holdings in the ordinary share capital of the new bank and must play no role in its administration and management. In the Supervisory Committee and in the Management Committee of the new bank, as in any other management or administrative entity, no direct or indirect representative of Crédit Agricole may be present, and Crédit Agricole may not be a part of any shareholder pact relating to the new bank.

B) IN WEALTH MANAGEMENT

1) CAAM SGR joint venture to be dissolved

In order to ensure Crédit Agricole’s role as a third party and true competitor, the parties are to dissolve the CAAM SGR SpA joint venture which is at present jointly controlled by Banca Intesa and Crédit Agricole. The breaking up of this joint venture will terminate the retail agreement between Banca Intesa and CAAM SGR along with the relevant shareholder pact.

2) Diversification of the products sold by Crédit Agricole and the new bank

Consequently, the restrictive effects of the merger in the wealth management area should be overcome and the presence of a new operator should be guaranteed: the asset management products offered through the branch network controlled by the Crédit Agricole Group will in fact be different from those offered through the new bank’s network.

C) IN THE INSURANCE SECTOR

1) Policies from another insurer to be sold in 1,133 of the new bank’s branches

Policies from another insurer will be sold in 1,133 of the new bank’s branches. The parties undertake to sell to independent third parties, by way of a transparent non-discriminatory procedure, a business unit covering the design and management of life insurance policies of the I, III and V branches. The sales capability of this third party will be assured by way of an exclusive agreement with Casse di Risparmio (savings banks) controlled by Intesa Casse del Centro and by SanPaolo Banco di Napoli, to which will be added other Banca Intesa branches in different Regions. This agreement will have a duration of not less than six years and will be tacitly renewable for a further three years.
Furthermore, Po Vita will be sold to Crédit Agricole along with its controlling company Cariparma.

2) Agreement not to cross-sell

Moreover, in the context of avoiding any risk of coordination due to the various structural, shareholding and personal links between the new bank and the Generali Group, the parties undertake to ensure that life policies from Intesa Vita and Generali are not sold through bank branches of the SanPaolo Group and that Eurizon life policies are not sold through pre-merger Banca Intesa branches.

3) ‘Sterilization’ of the role of Generali representatives in Eurizon’s strategies

The Antitrust Authority’s authorization is also conditional on guarantees that members of the new bank’s Supervisory Committee and Management Committee who represent Generali (or have direct or indirect personal links with Generali), will not participate in discussions or voting on motions directly affecting the business strategy of Eurizon and will not influence in any way the business strategies of that company.
The new bank will also take internal organizational steps to avoid the exchange of sensitive information about business strategies with representatives of Generali’s management structures as well as between its own managers and those of Generali.

RISKS TO COMPETITION AVOIDED BY WAY OF COMMITMENTS

In the Authority’s view, the conditions that the parties have undertaken to respect are such as to eliminate the risks to competition identified during the investigation. Had the merger been authorized without conditions, it would have led to the creation, or in some cases the strengthening, of dominant positions in numerous markets thanks to the much larger retail network: from traditional retail banking (deposit-taking and investments), to the setting up and sale of investment funds, right through to the creation and sale of wealth management services. The resulting market strength would have been further increased by the new bank’s vertically integrated structure and the improved range and type of services offered to customers.

The Competition Authority further considers that a merger which was not conditional upon measures to restrict the interlinked interests between the two Groups in personal terms as well as in shareholdings (from the partnership in Intesa Vita with Generali to Generali’s presence as a major shareholder in the new bank, from Banca Intesa’s shareholding in Banca Generali to the presence of representatives of the Generali Group on the board and in the management committees of the new post-merger entity), could have led to the creation of a collectively dominant position in the life insurance market.

Rome, 20 December 2006